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MAR - 4 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTIG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SANSOME STREET, 16TH FLOOR
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERNARD M. NOTAS (415) 248-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR (Address) SAN FRANCISCO. (City) CALIFORNIA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/11
TA 3/24

OATH OR AFFIRMATION

I, BERNARD M. NOTAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTIG, LLC, as of FEBRUARY 28, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

LUPITA MARIA GUTIERREZ
Commission # 1492288
Notary Public - California
San Francisco County
My Comm. Expires May 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

BTIG, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of BTIG, LLC

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTIG, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 29, 2008

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash and cash equivalents	$ 6,657,359
Securities owned, at market	240,105
Receivables from clearing broker, including clearing deposits of $1,507,146	17,268,645
Receivables from other brokers	2,960,742
Private placement fee receivable	1,074,953
Intangible asset, net	374,995
Other assets	2,219,118
	$ 30,795,917
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold not yet purchased, at market	$ 2,549,369
Accrued commissions	8,931,288
Accrued floor brokerage, exchange, and clearance fees	1,103,687
Accounts payable and other accrued expenses	2,178,076
Total liabilities	14,762,420
Member's equity	16,033,497
	$ 30,795,917

See accompanying notes to statement of financial condition.

1. Nature of business

BTIG, LLC (the "Company") was organized in the State of Delaware in May 2002. The Company is a wholly owned subsidiary of Condor Trading, LLC (the "Parent"). The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing professional money managers with trading and order execution services, ECN services, outsource trading, private placement of securities and prime brokerage.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents.

Intangible Asset

The Company's intangible asset is stated at cost at the date of acquisition less accumulated amortization. The Company amortizes its intangible asset over an estimated useful life of two years on a straight-line basis.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions for the Company's agency and direct access executions, and prime brokerage clearance services are recorded on a trade-date basis. In some cases, the Company records revenue on a net basis, instead of commissions. As an accommodation for certain agency customers, the Company enters into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis. The net profits and losses for the year ended December 31, 2007 that resulted from these purchases and sales was approximately $6,247,000 and are included in commissions revenue on the statement of operations.

Securities Transactions

Any proprietary securities transactions, as well as the gains and losses arising from securities transactions entered into for the account and use of the Company to facilitate trading for a customer, are recorded on a trade-date basis. Securities owned and securities sold not yet purchased resulting in firm inventory are reported at current market value. Gains and losses from such inventory transactions are included in trading profits and losses in the statement of operations or are netted into commissions revenue when the Company facilitates a trade for a customer.

Private Placement Fees

Private placement fees represent fees earned for placement agent services provided to a customer of the Company and are recorded pursuant to the terms of a placement agent letter agreement (the "Placement Agreement"). These terms include a non-refundable retainer fee which became due in six installments upon execution of the Placement Agreement and which will be applied toward subsequent placement fees. Revenue is recorded when services are performed and maybe subject to the achievement of specific milestones, pursuant to the terms of the Placement Agreement.

2. Summary of significant accounting policies (continued)

Commissions Expense

Commissions expense represents accruals made under soft dollar arrangements. The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). At December 31, 2007, included in accrued commissions is approximately $4,793,000 related to these transactions.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company's results could differ from those estimates.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $10,700,000, which was approximately $9,900,000 in excess of its minimum requirement of approximately $800,000.

4. Intangible asset

On September 8, 2006, the Company entered into a transfer agreement with Banc of America Securities, LLC (BofA) whereby the Company paid $1,000,000 (the "Closing Payment") for the right to conduct business with certain Designated Accounts of BofA, as defined in the Amended and Restated Transfer Agreement (the "Transfer Agreement"). Based upon the Transfer Agreement all commission revenues earned in the first year from the Designated Accounts are to be paid to BofA less the Closing Payment. No additional payments are required under the Transfer Agreement if revenues do not exceed the Closing Payment. At December 31, 2007, the gross carrying amount and accumulated amortization of the intangible asset was $1,000,000 and $625,005, respectively. Amortization expense for the year ended December 31, 2007 was approximately $500,000. Future amortization expense for the year ending December 31, 2008 is approximately $375,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying security positions or conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts regularly. For the year ended December 31, 2007, the Company did not record any losses with respect to off-balance sheet items.

Receivables from clearing broker are pursuant to the clearance agreements. At December 31, 2007, the Company's receivables from clearing broker were approximately $17,269,000, of which approximately $1,507,000 is maintained as clearing deposits.

Receivables from other brokers arise from the Company's options transactions on behalf of customers. At December 31, 2007, the Company's receivables from other brokers were approximately $2,961,000.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Securities sold not yet purchased

The Company is subject to certain inherent risks arising from facilitating trades by selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

7. Concentration risk

The Company maintains its cash and cash equivalents at a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company does not consider any risk associated with this balance to be significant. Management monitors the financial condition of its customers, other brokers and financial institutions and does not anticipate any losses from these counterparties.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of (k)(2)(i) and (k)(2)(ii) as it maintains a "Special Account for the Exclusive Benefit of Customers" and all of its customer transactions are cleared through another broker-dealer(s) on a fully disclosed basis.

9. Related party transactions

Pursuant to an expense-sharing agreement (the "Services Agreement") dated November 1, 2002, between the Company and the Parent, the Company is charged various operating expenses for the use of the furniture, equipment and leasehold improvements owned by the Parent. Included in occupancy, equipment, and communication costs on the statement of operations for the year ended December 31, 2007 is approximately $1,284,000 related to these charges. Included in other assets on the statement of financial condition as of December 31, 2007 is approximately $1,397,000 related to the reimbursement of these purchases, net of these charges.

In accordance with the Services Agreement the Company also pays the Parent a monthly management fee of $43,500. As of February 1, 2007, the management fee was increased to $54,000 per month totaling approximately $637,500 for the year ended December 31, 2007.

10. Lease commitments

The Company's current lease agreements for San Francisco, New York, Dallas, Boston, Chicago, Red Bank and West Conshohocken expire at various times from the period June 1, 2008 to April 29, 2019. In addition, the Company has a month to month lease agreement for Aspen in the amount of $3,500. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2007 are as follows:

Year ending December 31,	
2008	$ 1,644,487
2009	1,240,407
2010	1,261,528
2011	1,071,373
2012	1,080,983
Thereafter	7,770,848
	$ 14,069,626

Rent expense for the year ended December 31, 2007 was approximately $1,551,000.

11. Contingencies

Pursuant to the terms of the Placement Agreement, the Company is entitled to receive future payments of approximately $730,000. These payments are to be made in quarterly installments for the period January 1, 2008 through April 1, 2008. The Company will also receive a 5% interest payment per annum for all unpaid balances. At December 31, 2007, the current portion due to the Company was approximately $347,000. Pursuant to an employee agreement (the "Employee Agreement"), ninety percent of the private placement fees received is to be paid to an employee of the Company. As per the Employee Agreement, the total outstanding future payments to the employee by the Company for the period January 1, 2008 through April 1, 2008 is approximately $655,000.

END